(1) The amount of securities beneficially owned has been updated. The initial filing was based upon the number of shares that the issuer informed the reporting persons they were receiving in the distribution of common stock made under the issuer’s plan of reorganization. Upon settlement of the shares, the reporting persons learned they received a different number of shares.

(2) Gates Capital Management, L.P. (“Gates Capital”), acts as the investment manager to certain funds directly holding common stock, par value $0.01, of the issuer (the “Gates Capital Funds”).  Gates Capital Management GP, LLC (the “General Partner”) is the general partner of Gates Capital, with respect to the shares of common stock directly held by the Gates Capital Funds. Gates Capital Management, Inc. (“the Corporation”), is the managing member of the General Partner with respect to the shares of common stock directly held by the Gates Capital Funds. Jeffrey L. Gates serves as President of the Corporation with respect to the shares of common stock directly held by the Gates Capital Funds.

Each of Gates Capital, the General Partner, the Corporation and Jeffrey L. Gates, may be deemed to share beneficial ownership of the common stock of the issuer held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Corporation and Jeffrey L. Gates, disclaims beneficial ownership of the common stock held by the Gates Capital Funds except to the extent of its pecuniary interests.